UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PEGASUS SOLUTIONS, INC.

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(Name of Issuer)

COMMON STOCK

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(Title of Class of Securities)

705906105

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(CUSIP Number)

Murray A. Indick

BLUM Capital Partners, L.P.

909 Montgomery Street, Suite 400

San Francisco, CA 94133

(415) 434-1111

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 3, 2001

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 705906105 SCHEDULE 13D Page 2 of 13

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1. NAME OF REPORTING PERSON BLUM CAPITAL PARTNERS, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3205364

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]

(b) [x]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS* See Item 3 below

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION California

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7. SOLE VOTING POWER -0-

NUMBER OF -----------------------------------------------------------

SHARES 8. SHARED VOTING POWER 1,946,500**

BENEFICIALLY

OWNED BY EACH -----------------------------------------------------------

PERSON WITH 9. SOLE DISPOSITIVE POWER -0-

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10. SHARED DISPOSITIVE POWER 1,946,500**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,500**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9**

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14. TYPE OF REPORTING PERSON PN, IA

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** See Item 5 below

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705906105 SCHEDULE 13D Page 3 of 13

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1. NAME OF REPORTING PERSON RICHARD C. BLUM & ASSOCIATES, INC.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-2967812

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]

(b) [x]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS* See Item 3 below

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION California

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7. SOLE VOTING POWER -0-

NUMBER OF -----------------------------------------------------------

SHARES 8. SHARED VOTING POWER 1,946,500**

BENEFICIALLY

OWNED BY EACH -----------------------------------------------------------

PERSON WITH 9. SOLE DISPOSITIVE POWER -0-

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10. SHARED DISPOSITIVE POWER 1,946,500**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,500**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9**

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14. TYPE OF REPORTING PERSON CO

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** See Item 5 below

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705906105 SCHEDULE 13D Page 4 of 13

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1. NAME OF REPORTING PERSON RCBA GP, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3303831

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]

(b) [x]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS* See Item 3 below

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

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7. SOLE VOTING POWER -0-

NUMBER OF -----------------------------------------------------------

SHARES 8. SHARED VOTING POWER 1,946,500**

BENEFICIALLY

OWNED BY EACH -----------------------------------------------------------

PERSON WITH 9. SOLE DISPOSITIVE POWER -0-

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10. SHARED DISPOSITIVE POWER 1,946,500**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,500**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9**

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14. TYPE OF REPORTING PERSON OO (Limited Liability Company)

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** See Item 5 below

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705906105 SCHEDULE 13D Page 5 of 13

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1. NAME OF REPORTING PERSON RICHARD C. BLUM

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]

(b) [x]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS* See Item 3 below

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

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7. SOLE VOTING POWER -0-

NUMBER OF -----------------------------------------------------------

SHARES 8. SHARED VOTING POWER 1,946,500**

BENEFICIALLY

OWNED BY EACH -----------------------------------------------------------

PERSON WITH 9. SOLE DISPOSITIVE POWER -0-

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10. SHARED DISPOSITIVE POWER 1,946,500**

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,500**

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9**

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14. TYPE OF REPORTING PERSON IN

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** See Item 5 below

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 705906105 SCHEDULE 13D Page 6 of 13

Item 1. Security and Issuer

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This Schedule 13D relates to shares of Common Stock of Pegasus Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 3811 Turtle Creek Boulevard, Suite 1100, Dallas Texas, 75219.

Item 2. Identity and Background

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This Schedule 13D is being filed by BLUM Capital Partners, L.P., a California limited partnership, ("BLUM L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP (collectively, the "Reporting Persons").

BLUM L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. BLUM L.P. is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of BLUM L.P. is RCBA Inc.

RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner of RCBA Strategic Partners, L.P. ("Strategic") and whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of BLUM L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and Business Citizenship Principal Occupation

Office Held Address or Employment

-------------------- ----------------------- --------- --------------------

Richard C. Blum 909 Montgomery St. USA President & Chairman,

President & Suite 400 BLUM L.P.

Chairman San Francisco, CA 94133

Nils Colin Lind 909 Montgomery St. Norway Managing Partner,

Managing Partner Suite 400 BLUM L.P.

& Director San Francisco, CA 94133

Claus J. Moller 909 Montgomery St. Denmark Managing Partner,

Managing Partner Suite 400 BLUM L.P.

& Director San Francisco, CA 94133

CUSIP NO. 705906105 SCHEDULE 13D Page 7 of 13

Name and Business Citizen- Principal Occupation

Office Held Address ship or Employment

-------------------- ----------------------- --------- --------------------

John C. Walker 909 Montgomery St. USA Partner,

Partner Suite 400 BLUM L.P.

San Francisco, CA 94133

Kevin A. Richardson 909 Montgomery St. USA Partner,

Partner Suite 400 BLUM L.P.

San Francisco, CA 94133

Jose S. Medieros 909 Montgomery St. Brazil Partner,

Partner Suite 400 BLUM L.P.

San Francisco, CA 94133

Jeff A. Cozad 909 Montgomery St. USA Partner,

Partner Suite 400 BLUM L.P.

San Francisco, CA 94133

Marc T. Scholvinck 909 Montgomery St. USA Partner & Chief

Partner, Chief Suite 400 Financial Officer,

Financial Officer, San Francisco, CA 94133 BLUM L.P.

Assistant Secretary

& Director

Murray A. Indick 909 Montgomery St. USA Partner and

Partner, General Suite 400 General Counsel,

Counsel & Secretary San Francisco, CA 94133 BLUM L.P.

The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

Richard C. Blum 909 Montgomery St. USA President & Chairman,

Managing Member Suite 400 BLUM L.P.

San Francisco, CA 94133

Nils Colin Lind 909 Montgomery St. Norway Managing Partner,

Managing Member Suite 400 BLUM L.P.

San Francisco, CA 94133

John C. Walker 909 Montgomery St. USA Partner,

Member Suite 400 BLUM L.P.

San Francisco, CA 94133

CUSIP NO. 705906105 SCHEDULE 13D Page 8 of 13

Name and Business Citizen- Principal Occupation

Office Held Address ship or Employment

-------------------- ----------------------- --------- --------------------

Kevin A. Richardson 909 Montgomery St. USA Partner,

Member Suite 400 BLUM L.P.

San Francisco, CA 94133

Jose S. Medieros 909 Montgomery St. Brazil Partner,

Member Suite 400 BLUM L.P.

San Francisco, CA 94133

Jeff A. Cozad 909 Montgomery St. USA Partner,

Member Suite 400 BLUM L.P.

San Francisco, CA 94133

Marc T. Scholvinck 909 Montgomery St. USA Partner & Chief

Member Suite 400 Financial Officer,

San Francisco, CA 94133 BLUM L.P.

Murray A. Indick 909 Montgomery St. USA Partner and

Member Suite 400 General Counsel,

San Francisco, CA 94133 BLUM L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

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The source of funds for the purchases of securities was the working capital of BLUM L.P.'s limited partnerships and investment advisory clients and the partnership for which RCBA GP serves as the sole general partner.

Item 4. Purpose of Transaction

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The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

CUSIP NO. 705906105 SCHEDULE 13D Page 9 of 13

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

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(a),(b) According to the Issuer's most recent Form 10-Q, there were 24,646,811 shares of Common Stock issued and outstanding as of November 9, 2000. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows: (i) BLUM L.P. and RCBA Inc. report holdings of 1,464,900 of the Common Stock on behalf of the limited partnerships for which BLUM L.P. serves as the general partner and BLUM L.P.'s investment advisory clients, which represents 5.9% of the outstanding shares of the Common Stock; (ii) RCBA GP reports holdings of 397,100 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 1.6% of the outstanding shares of the Common Stock; and (iii) Mr. Blum reports the aggregate of these shares for a total of 1,862,000 shares of the Common Stock, which represents 7.6% of the outstanding shares of the Common Stock.

In addition, because BLUM L.P. has voting and investment power with respect to

84,500 shares that are legally owned by The Common Fund for the accounts of its Value Opportunities Fund and Multi-Strategy Equity Fund, (collectively, "The Common Fund"), those shares are reported as beneficially owned by BLUM L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the

CUSIP NO. 705906105 SCHEDULE 13D Page 10 of 13

Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by

BLUM L.P. and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,946,500 shares of the Common Stock, which is 7.9% of the outstanding Common Stock. As the sole general partner of BLUM L.P., RCBA Inc. is deemed the beneficial owner of the securities over which BLUM L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity Trade Date Shares Price/Share

------ ---------- ------ ------------

BLUM L.P.'s limited partnership 12/12/00 231,700 6.87500

and investment advisory client 12/13/00 150,600 7.19050

accounts (including The 12/14/00 35,400 7.25000

Common Fund) 12/15/00 71,600 7.25000

12/18/00 104,400 7.23750

12/19/00 85,100 7.25000

12/20/00 218,100 7.08330

12/21/00 51,400 7.11980

12/29/00 1,200 7.25000

01/03/01 63,300 6.22920

01/04/01 84,900 6.57810

01/05/01 176,900 6.45540

01/08/01 42,000 6.87500

01/09/01 21,000 7.60000

01/10/01 62,900 8.35000

01/11/01 108,700 9.53700

01/12/01 40,200 9.97500

CUSIP NO. 705906105 SCHEDULE 13D Page 11 of 13

Entity Trade Date Shares Price/Share

------ ---------- ------ ------------

The limited partnership for 12/12/00 93,300 6.87500

which RCBA GP serves as the 12/13/00 59,400 7.19050

general partner 12/14/00 14,600 7.25000

12/15/00 28,400 7.25000

12/18/00 20,600 7.23750

12/19/00 14,900 7.25000

12/20/00 36,900 7.08330

12/21/00 8,600 7.11980

12/29/00 300 7.25000

01/03/01 11,700 6.22920

01/04/01 15,100 6.57810

01/05/01 33,100 6.45540

01/08/01 8,000 6.87500

01/09/01 4,000 7.60000

01/10/01 12,100 8.35000

01/11/01 26,300 9.53700

01/12/01 9,800 9.97500

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, BLUM L.P. has voting and investment power of the shares held by it for the benefit of The Common Fund.

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking.

CUSIP NO. 705906105 SCHEDULE 13D Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true,

complete and correct.

Dated: January 12, 2001

RICHARD C. BLUM & ASSOCIATES, INC. BLUM CAPITAL PARTNERS, L.P.

By Richard C. Blum & Associates, Inc.

its general partner

By /s/ Murray A. Indick By /s/ Murray A. Indick

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Murray A. Indick Murray A. Indick

Partner and General Counsel Partner and General Counsel

RCBA GP, L.L.C. /s/ Murray A. Indick

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RICHARD C. BLUM

By /s/ Murray A. Indick By Murray A. Indick, Attorney-in-Fact

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Murray A. Indick, Member

CUSIP NO. 705906105 SCHEDULE 13D Page 13 of 13

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the

Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: January 12, 2001

RICHARD C. BLUM & ASSOCIATES, INC. BLUM CAPITAL PARTNERS, L.P.

By Richard C. Blum & Associates, Inc.

its general partner

By /s/ Murray A. Indick By /s/ Murray A. Indick

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Murray A. Indick Murray A. Indick

Partner and General Counsel Partner and General Counsel

RCBA GP, L.L.C. /s/ Murray A. Indick

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RICHARD C. BLUM

By /s/ Murray A. Indick By Murray A. Indick, Attorney-in-Fact

-------------------------------

Murray A. Indick, Member